SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. D.C. 213 SECTION

SECURITIES AND EXCHANGE COMMISSION

05037599

AM 3-9-2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 40844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliance Affiliated Equities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Highland Drive
(No. and Street)

Kokomo, IN 46902
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David P. Dyer 765-868-2180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acord Cox & Company
(Name – *if individual, state last, first, middle name*)

15700 College Blvd., Suite 100 Lenexa, KS 66219
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/05 SS

OATH OR AFFIRMATION

I, ~~Da~~ David P. Dyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance Affiliated Equities Corporation, as of December 31, 2004, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

APRIL K JONES
Notary Public, State of Indiana
County of Howard
My Commission Expires Sep 10, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alliance Affiliated Equities Corporation

Financial Statements for the
Years Ended December 31, 2004 and 2003
and Independent Auditors' Report

ALLIANCE AFFILIATED EQUITIES CORPORATION

TABLE OF CONTENTS

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

INDEPENDENT AUDITORS' REPORT

Board of Directors
Alliance Affiliated Equities Corporation
Kokomo, Indiana

We have audited the accompanying balance sheets of Alliance Affiliated Equities Corporation (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acord Cox & Company

February 12, 2005

ALLIANCE AFFILIATED EQUITIES CORPORATION

BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

		2004		2003
ASSETS				
CURRENT ASSETS				
Cash	$	22,245	$	16,102
Prepaid NASD fees		12,468		12,040
Income tax receivable		2,237		4,880
Total current assets		36,950		33,022
FIXED ASSETS				
Office equipment		6,432		6,432
Accumulated depreciation		(5,938)		(5,512)
		494		920
	$	37,444	$	33,942
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accrued expenses	$	1,204	$	787
STOCKHOLDER'S EQUITY				
Non-cumulative preferred stock, $10.00 par value, 2,500,000 shares authorized, none issued				
Class A common stock, $.01 par value, 7,500,000 shares authorized, 750,000 shares issued and outstanding		7,500		7,500
Class B common stock, $.01 par value, 5,000,000 shares authorized, none issued				
Additional paid-in capital		11,500		11,500
Retained Earnings		17,240		14,155
		36,240		33,155
	$	37,444	$	33,942

See notes to financial statements.

ALLIANCE AFFILIATED EQUITIES CORPORATION

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES		
Commission Income	$ 1,375,248	$ 1,963,252
EXPENSES		
Commissions and salaries	721,621	1,009,660
Service fees	477,300	788,716
Regulatory Agencies Registration Fees	14,098	17,387
Other	158,982	153,669
	1,372,001	1,969,432
NET INCOME (LOSS) FROM OPERATIONS	3,247	(6,180)
OTHER INCOME (EXPENSES)		
Interest and dividend income	562	2,564
Loss on investment		(10,040)
Other income	224	3,077
	786	(4,399)
NET INCOME (LOSS) BEFORE TAXES	4,033	(10,579)
INCOME TAX EXPENSE (BENEFIT)	948	(108)
NET INCOME (LOSS)	$ 3,085	$ (10,471)

See notes to financial statements.

ALLIANCE AFFILIATED EQUITIES CORPORATION

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
OPERATING ACTIVITIES		
Net income (loss)	$ 3,085	$ (10,471)
Add depreciation	425	750
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Loss on investments		10,040
Change in prepaid expenses	(428)	694
Change in income tax receivable	2,643	(108)
Change in accrued liabilities	418	347
Cash provided by operating activities	6,143	1,252
NET INCREASE IN CASH	6,143	1,252
CASH, BEGINNING OF YEAR	16,102	14,850
CASH, END OF YEAR	$ 22,245	$ 16,102

See notes to financial statements.

ALLIANCE AFFILIATED EQUITIES CORPORATION

STATEMENTS OF STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2004 AND 2003

	Class A Common Stock	Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2002	$ 7,500	$ 11,500	$ 24,626	$ 43,626
Net loss			(10,471)	(10,471)
Balances, December 31, 2003	7,500	11,500	14,155	33,155
Net income			3,085	3,085
Balances, December 31, 2004	$ 7,500	$ 11,500	$ 17,240	$ 36,240

See notes to financial statements.

ALLIANCE AFFILIATED EQUITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 and 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. Description of Business - Alliance Affiliated Equities Corporation ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Texas Corporation wholly owned by Mr. David Dyer, an individual.

   b. Revenue Recognition - Fees from commissions and the related costs are recognized in the period in which the commissions are actually received from the sponsor.

   c. Office Equipment - Office equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the corresponding assets.

   d. Advertising Costs - Advertising costs are expensed as incurred.

   e. Income Taxes - Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

2. SIGNIFICANCE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INCOME TAXES

   Income tax expense for 2004 totaled $948 and income tax benefit for 2003 totaled $108.

   The difference between the effective tax rate and the statutory federal income tax rate of 34% results primarily from the utilization of business credits and a net operating loss carryforward. As of December 31, 2004 and 2003, available net operating loss carry forwards approximated $0 and $3,863.

4. NET CAPITAL REQUIREMENTS

   The company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 and 2003, the Company had net capital of $21,041 and $15,315, which met the $5,000 requirement.

5. REQUIRED INFORMATION OMITTED

The Company has no liabilities subordinated to claims of general creditors as of December 31, 2004 and 2003; therefore, the statement of changes in liabilities subordinated to claims of general creditors has been omitted.

The Company does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and it has not held "physical possession or control" of any securities for customers since operations commenced. Information relating to the possession or control requirements in rule 15c3-3 are also omitted.

6. RELATED PARTY TRANSACTIONS

In 2004 and 2003, service fees of $477,300 and $788,716 were paid to a corporation owned by the Company's sole stockholder.

* * * * *

ALLIANCE AFFILIATED EQUITIES CORPORATION

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

NET CAPITAL

Total Stockholder's Equity	$ 36,240
Less Non-Allowed Assets	
Prepaid NASD fees	12,468
Office equipment, net	494
Income tax receivable	2,237
	15,199
Net Capital	$ 21,041
Minimum Net Capital Required	$ 5,000
Total aggregate indebtedness	$ 1,204
Ratio of aggregate indebtedness to net capital	0.1 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital per Company's fourth quarter FOCUS report	$ 22,245
Less audit adjustment to financial statements	1,204
Net Capital reported above	$ 21,041

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

Memorandum Regarding Internal Accounting Control

To Directors and Shareholders of
Alliance Affiliated Equities Corporation

In planning and performing our audit of the financial statements of Alliance Affiliated Equities Corporation as of December 31, 2004, we considered its internal control structure, which includes the procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above mentioned objectives. The objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and State security regulatory agencies and should not be used for any other purpose.

February 12, 2005